SEED EQUITY PROPERTIES, LLC

1660 S. Albion St., Suite 321
Denver, CO 80222
Ph: 303-848-8312
Fax: 303-957-5704
Email: nora.nye@budeq.com

October 26, 2018

Via electronic mail: MartinE@sec.gov

Original reply letter, revised offering circular and revised operating agreement to follow by Certified Mail, Return Receipt Requested.

Ms. Erin E. Martin Legal Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance: Office of Real Estate and Commodities 100 F Street, NE
Washington, D.C. 20549

Re: Seed Equity Properties LLC
    Draft Offering Statement on Form 1A Submitted June 15, 2018
    CIK No. 0001743305

Dear Ms. Martin:

This letter is submitted on behalf of Seed Equity Properties, LLC (the "Company") in response to comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter dated July 12, 2018 (the "Comment Letter") with respect to the Company's draft Offering Statement on Form 1-A (CIK No. 0001743305) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on June 15, 2018, relating to the Company's offering of up to $50,000,000 in common shares (the "Offering Statement"). The responses provided are based upon information gathered by the Company. The Company is concurrently submitting for non-public review Amendment No. 1 to the draft Offering Statement (the "Amended Offering Circular"), which includes changes in response to the Staff's comments. We have enclosed with this letter a copy of the Amended Offering Circular, which was submitted today by the Company via electronic mail, reflecting all changes to the Offering Statement.

For your convenience, the Staff's numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Circular or the Amended Operating Agreement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Circular or the Amended Operating Agreement.

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:
 the specific exemption that you intend to rely on; and
 how your investment strategy and business model will support that exemption. Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

Response to Comment No. 1

In response to the Staff's comment, the Company has revised its Offering Circular to disclose that the Company will maintain an exemption from registration under the Investment Company Act of 1940, as amended. See pages 6-7 of the Amended Offering Circular.
2. Please tell us if your Manager intends to register as an investment adviser under the Investment Advisers Act of 1940, as amended. To the extent your Manager does not intend to register as an investment adviser, please provide us with a supplemental detailed analysis as to why you believe your Manager is not required to register. Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.

Response to Comment No. 2

Yes, the Manager intends to register as an Investment Advisor.

3. We that note you are a real estate limited liability company and that you have not yet identified any mortgages to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretations 128.06 Item 7(c) of Part II of Form 1- A, and CF Disclosure Guidance Topic No. 6. For example purposes only, please provide prior performance disclosure.

Response to Comment No. 3

In response to the Staff's comment, the Company has revised its Offering Circular to disclose that the Company will follow the parameters of the undertaking contained in Industry Guide 5 in updating its Offering Circular to reflect acquisitions during the distribution period. See page 12 of Amended Offering Circular.

4. We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this Offering Circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.
To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response to Comment No. 4

In response to the Staff's comment, the Company has revised the Operating Agreement to eliminate the "share repurchase program" and the Company has also revised its Offering Circular accordingly. The Amended Operating Agreement was submitted contemporaneously with this letter and the Amended Offering Circular. See Article X pages 33-36 and Article XI pages 37-43 of Amended Operating Agreement.

5. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

Response to Comment No. 5

In response to the Staff's comment, we have revised the Company's Operating Agreement to eliminate the "share repurchase program" and the Company has also revised its Offering Circular accordingly. The Amended Operating Agreement was submitted contemporaneously with this letter and the Amended Offering Circular. See Article X pages 33-36 and Article XI pages 37-43 of Amended Operating Agreement.

6. We note your disclosure that you anticipate that members will begin receiving distributions of profits no later than 2 years after the close of this offering. Please tell us your basis for this claim or remove this disclosure.

Response to Comment No. 6

In response to the Staff's comment, the disclosure identified by the Staff has been removed.

7. We note the arbitration provision, jury trial waiver and class action waiver in your subscription agreement. In addition, you also have another arbitration provision in your bylaws. Please revise your Offering Circular to add a thorough discussion of how these provisions may impact the rights of security holders. Please include in your disclosure:
- Whether the noted provisions only apply to claims relating to this offering or whether they apply more generally to compliance with the federal securities laws;
- Whether purchasers of shares in a secondary transaction would be subject to these provisions;

- The material risks to investors resulting from these provisions, including the potential limitations that could result for shareholders; and
- With respect to the two arbitration provisions, whether you intend for arbitration to be the exclusive means for resolving disputes, including any circumstances under which you may elect not to use arbitration, and the forum in which arbitration must be conducted and how each arbitration clause operates with each other.
Also, please describe more specifically the basis for your belief that these provisions are enforceable under federal law, the laws of the State of Delaware and the laws of the State of Colorado.

Response to Comment No. 7

In response to the Staff's comment, we have amended the offering circular to address each of the four items listed in Comment 7.

We do not have "bylaws" as stated in the Staff's Comment No. 7. We are a limited liability company organized under the laws of the State of Colorado. For purposes of this response, we will assume that Staff meant our Operating Agreement and not "bylaws," as the term "bylaws" is not recognized under the Colorado Limited Liability Company Act, Sec.7-80-101, et seq., C.R.S.

Further, in response to Comment 7, we state that Delaware law does NOT apply in any manner. We are a limited liability company organized under the laws of the State of Colorado and our only place of business is located in Denver, Colorado. Accordingly, the laws of the State of Colorado and the United States of America apply to us, rather than Delaware law.

Finally, in response to the portion of the Staff's Comment 7 regarding our beliefs regarding the enforceability of the arbitration provisions contained in our subscription agreement and operating agreement, we believe the arbitration provisions contained in the subscription agreement and our operating agreement are enforceable under the Federal Arbitration Act (Title 9 of the United States Code),
the Colorado Arbitration Act (Sec. 13-22-201, et seq., C.R.S.), and the interpretive case law applicable to each act. See pages 26-27 and pages 35-36 of the Amended Offering Circular.

8. We note that subscription agreement includes a fee shifting provision under Section 8.7. Please expand your disclosure to specify the types of actions subject to fee shifting and whether the provision is intended to apply to claims under the federal securities laws. In this respect, please clarify how this provision will work in conjunction with the arbitration provision. Please also clarify the level of recovery required by the plaintiff to avoid payment. Lastly, please specify who is subject to the provision and who is allowed to recover under the provision. Please include a risk factor disclosure regarding the risk that the fee shifting provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

Response to Comment No. 8

In response to Staff's comment, we have revised the Company's Operating Agreement to remove the attorney fee shifting provisions. Accordingly, any future litigation is subject to the "American rule" on attorney's fees, whereby each party is responsible for his/her/its own attorney's fees, unless there is a statute or law to the contrary. See Amended Operating Agreement Article VIII pages 29-31.

9. Please include the signatures required by Form 1-A.

Response to Comment No. 9

In response to the Staff's comment, we have been unable to determine the location of the signature block to sign. Please let us know where it is missing, and we will correct it.

10. We note your disclosure that you have identified an initial project which seeks to raise
$2 million to acquire a historic Colorado mining property and develop the property into a resort/hospitality destination, and that this project should be your first investment.
Please disclose whether you have entered into any negotiations with respect to this investment.

Response to Comment No. 10

In response to Staff's comment, the disclosure identified by Staff has been amended to reflect a blind pool offering. See page 44 of the Amended Offering Circular.

11. We note your disclosure that additional personnel salaries of the company or the

Manager will be negotiated at the time of hiring. Please clarify whether the company will reimburse the Manager for personnel costs.

Response to Comment No. 11

In response to Staff's comment, the Company will reimburse the Manager for costs incurred for organization and offering expenses, asset management fees, operating expenses, and servicing fees. Further explanations have been added to the Offering Circular. See pages 2-4 and pages 53- 55 of the Amended Offering Circular.

12. We note your disclosure of the ownership interests of N. Nora Nye and James Carr in your Manager. Please also provide a beneficial ownership table regarding the outstanding ownership interests in the company as required by Item 12 of Form 1-A.

Response to Comment No. 12

In response to Staff's comment, the beneficial ownership table identified by Staff has been put into the Offering Circular. See page 51 of the Amended Offering Circular.

Dated: October 26, 2018

SEED EQUITY PROPERTIES, LLC
By its Manager,
Budding Equity Management, Inc., A Colorado Corporation
By:  s/N. Nora Nye
N. Nora Nye, President & CEO

NNN:ms
Enclosures